UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

January 26, 2010

THE SAVANNAH BANCORP, INC.

(Exact name of registrant as specified in its charter)

Georgia	0-18560	58-1861820
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any
of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 2.02 - Results of Operations and Financial Condition

On January 26, 2010, The Savannah Bancorp, Inc. ("Registrant") issued a news release with respect to the announcement of earnings in the fourth quarter 2009.

A copy of Registrant's press release is attached hereto as Exhibit 99.1 and by this reference is hereby incorporated by reference into this Form 8-K and made a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Michael W. Harden, Jr.   Date: January 27, 2010
Michael W. Harden, Jr.
Chief Financial Officer

Exhibit 99.1

THE SAVANNAH BANCORP, INC.
YEAR-END EARNINGS ANNOUNCEMENT

January 26, 2010
For Release: Immediately

The Savannah Bancorp Reports Fourth Quarter Earnings of $762,000, 2009 Earnings of $929,000 and Declares Quarterly Dividend

SAVANNAH, GA (Globe Newswire) The Savannah Bancorp, Inc. (NASDAQ: SAVB) reported net income for the fourth quarter 2009 of $762,000 compared to $778,000 for the same period in 2008, a decrease of 2.1 percent. Fourth quarter net income per diluted share was $0.13 in 2009 and 2008. Net income for 2009 was $929,000 compared with net income of $6,006,000 in 2008, a decrease of 85 percent. Net income per diluted share was $0.16 for 2009 and $1.01 in 2008, a decrease of 84 percent. The decline in 2009 earnings results primarily from a higher provision for loan losses, higher FDIC insurance premiums and a higher loss on sale of foreclosed assets when compared to 2008 partially offset by a higher gain on sale of securities. Other growth and performance ratios are included in the attached financial highlights and information.

Total assets increased 4.0 percent to $1.05 billion at December 31, 2009, up $43 million from $1.01 billion a year earlier. Loans totaled $884 million compared with $865 million one year earlier, an increase of 2.2 percent. Deposits totaled $885 million at December 31, 2009 and $832 million at December 31, 2008, an increase of 6.4 percent. Average total assets increased 6.3 percent to $1.02 billion in 2009 from $960 million in 2008. Average portfolio loans were $841 million in 2009 compared with $822 million in 2008, an increase of 2.3 percent. Average deposits were $860 million in 2009 and $785 million in 2008, an increase of 9.6 percent. Shareholders' equity decreased to $79 million at December 31, 2009 from $81 million at December 31, 2008 due solely to a decrease in accumulated other comprehensive income. The Company's total capital to risk-weighted assets ratio was 11.49 percent, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status.

President and CEO John C. Helmken II said, "Though not at the profitability levels of prior years, we are especially pleased to record a fourth quarter and annual profit given the level of credit quality issues that we have aggressively addressed through charge-offs, impairments and loan loss provisioning."

The allowance for loan losses was $17,678,000, or 2.00 percent of loans at December 31, 2009 compared to $13,300,000 or 1.54 percent of total loans a year earlier. Nonperforming assets were $42,476,000 or 4.04 percent of total assets at December 31, 2009 compared to $35,703,000 or 3.54 percent at December 31, 2008. For 2009, net charge-offs were $8,687,000 compared to $5,564,000 for 2008. The provision for loan losses was $13,065,000 in 2009 compared to $6,000,000 in 2008. The higher provision for loan losses was primarily due to real estate-related charge-offs and continued weakness in the Company's local real estate markets. Fourth quarter 2009 net charge-offs were $1,762,000 compared to net charge-offs of $1,360,000 in the same period in 2008. The provision for loan losses for the fourth quarter of 2009 was $2,560,000 compared to $2,270,000 for the fourth quarter of 2008.

Helmken added, "While it is not 'business as usual' in times like these, our growing customer base can continue to expect our high touch, relationship-focused banking that serves our banks, customers and communities well in good times as well as bad. As I have said before, our 12.5 percent local market share translates to 87.5 percent opportunity. With regard to our loan portfolio, management remains focused on working problem credits and closely monitoring our loans and relationships. Our portfolio is regularly reviewed internally as well as by a third party firm.

"Our profitability, well-capitalized status, liquidity and strong balance sheet are the foundations we have laid to manage our Company in the current environment as well as to take advantage of the opportunities that lie ahead. We have also added some great people to our team in anticipation of these opportunities."

Net interest income increased $62,000, or 0.2 percent, in 2009 over 2008. In 2009, the net interest margin declined to 3.46 percent from 3.58 percent in 2008, primarily due to higher levels of noninterest-earning assets. Noninterest income increased $1,147,000 or 15 percent, including $2,119,000 in gain on sale of securities, partially offset by a lower gain on hedges and lower trust and asset management fees. Noninterest expense increased $2,236,000, or 9.0 percent, during 2009 as compared to 2008. Noninterest expense included a $2,396,000 higher loss on the sale of foreclosed assets, $1,233,000 of higher FDIC insurance premiums partially offset by $1,438,000 in lower salaries and employee benefits.

In the fourth quarter the Company elected to withdraw its application for participation in the United States Treasury Department's TARP Capital Purchase Program.

The Board of Directors approved a regular quarterly cash dividend of 2 cents per share for the first quarter. The dividend is payable on February 22, 2010 to shareholders of record on February 5, 2010.

The Savannah Bancorp, Inc. ("SAVB" or "Company"), a bank holding company for The Savannah Bank, N.A., Bryan Bank & Trust (Richmond Hill, GA) and Minis & Co., Inc., is headquartered in Savannah, Georgia and began operations in 1990. SAVB has ten branches in Coastal Georgia and South Carolina. Its primary businesses include loan, deposit, trust, asset management and mortgage origination services provided to local customers.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements identified by words or phrases such as "potential," "opportunity," "believe," "expect," "anticipate," "current," "intention," "estimate," "assume," "outlook," "continue," "seek," "plans," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. There can be no assurance that these transactions will occur or that the expected benefits associated therewith will be achieved. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements in this press release. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, those found in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Contacts: John C. Helmken II, President & CEO, 912-629-6486
          Michael W. Harden, Jr., Chief Financial Officer, 912-629-6496

A printable PDF format of this entire Annual Earnings Release may be obtained from the Corporate Website at www.savb.com under the "SEC Filings and More" link and the "Latest Earnings Release" selection.

The Savannah Bancorp, Inc. and Subsidiaries
Fourth Quarter Financial Highlights
December 31, 2009 and 2008
($ in thousands, except per share data)
(Unaudited)

Balance Sheet Data at December 31	2009	2008	% Change
Total assets	$ 1,050,188	$ 1,007,284	4.3
Interest-earning assets	959,219	931,448	3.0
Loans	883,886	864,974	2.2
Other real estate owned	8,329	8,100	2.8
Deposits	884,569	832,015	6.3
Interest-bearing liabilities	883,527	837,558	5.5
Shareholders' equity	79,026	80,932	(2.4)
Loan to deposit ratio	100%	104%	(3.8)
Equity to assets	7.52%	8.03%	(6.4)
Tier 1 capital to risk-weighted assets	10.23%	10.28%	(0.5)
Total capital to risk-weighted assets	11.49%	11.54%	(0.4)
Outstanding shares (000s)	5,932	5,934	0.0
Book value per share	$ 13.32	$ 13.64	(2.3)
Tangible book value per share	$ 12.90	$ 13.19	(2.2)
Market value per share	$ 8.00	$ 8.85	(9.6)
Loan Quality Data			
Nonaccruing loans	$ 32,545	$ 26,277	24
Loans past due 90 days – accruing	1,602	1,326	21
Net charge-offs	8,687	5,564	56
Allowance for loan losses	17,678	13,300	33
Allowance for loan losses to total loans	2.00%	1.54%	30
Nonperforming assets to total assets	4.04%	3.54%	14
Performance Data for the Year			
Net income	$ 929	$ 6,006	(85)
Return on average assets	0.09%	0.63%	(86)
Return on average equity	1.16%	7.60%	(85)
Net interest margin	3.46%	3.58%	(3.4)
Efficiency ratio	65.60%	61.98%	5.8
Per share data:			
Net income – basic	$ 0.16	$ 1.01	(84)
Net income – diluted	$ 0.16	$ 1.01	(84)
Dividends	$ 0.185	$ 0.50	(63)
Average shares (000s):			
Basic	5,933	5,930	0.1
Diluted	5,936	5,947	(0.2)
Performance Data for the Fourth Quarter			
Net income	$ 762	$ 778	(2.1)
Return on average assets	0.29%	0.31%	(6.5)
Return on average equity	3.80%	3.86%	(1.6)
Net interest margin	3.47%	3.24%	7.1
Efficiency ratio	66.28%	63.89%	3.7
Per share data:			
Net income – basic	$ 0.13	$ 0.13	0.0
Net income – diluted	$ 0.13	$ 0.13	0.0
Dividends	$ 0.020	$ 0.125	(84)
Average shares (000s):			
Basic	5,933	5,933	0.0
Diluted	5,936	5,942	(0.1)

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2009 and 2008
($ in thousands, except share data)

	December 31,	
	2009	2008
Assets	**(Unaudited)**	(Unaudited)
Cash and due from banks	**$ 19,253**	$ 15,088
Federal funds sold	**8,575**	9,701
Interest-bearing deposits in banks	**12,707**	3,312
Cash and cash equivalents	**40,535**	28,101
Securities available for sale, at fair value (amortized cost of $86,596 and $79,447)	**87,919**	81,619
Loans held for sale	**-**	291
Loans, net of allowance for loan losses of $17,678 and $13,300	**866,208**	851,674
Premises and equipment, net	**15,574**	11,107
Other real estate owned	**8,329**	8,100
Bank-owned life insurance	**6,434**	6,216
Goodwill and other intangible assets, net	**2,498**	2,642
Other assets	**22,691**	17,534
Total assets	**$ 1,050,188**	$ 1,007,284
Liabilities		
Deposits:		
Noninterest-bearing	**$ 82,557**	$ 82,723
Interest-bearing demand	**143,559**	128,965
Savings	**16,893**	14,370
Money market	**228,124**	199,194
Time deposits	**413,436**	406,763
Total deposits	**884,569**	832,015
Short-term borrowings	**55,541**	67,787
Federal Home Loan Bank advances – long-term	**15,664**	10,169
Subordinated debt to nonconsolidated subsidiaries	**10,310**	10,310
Other liabilities	**5,078**	6,071
Total liabilities	**971,162**	926,352
Shareholders' equity		
Preferred stock, par value $1 per share:		
authorized 10,000,000 shares, none issued	**-**	-
Common stock, par value $1 per share: authorized		
20,000,000 shares; issued 5,933,789 shares	**5,934**	5,934
Additional paid-in capital	**38,605**	38,516
Retained earnings	**33,383**	33,552
Treasury stock, 1,443 and 318 shares	**(4)**	(4)
Accumulated other comprehensive income, net	**1,108**	2,934
Total shareholders' equity	**79,026**	80,932
Total liabilities and shareholders' equity	**$ 1,050,188**	$ 1,007,284

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
for the Two Years and Five Quarters Ending December 31, 2009
($ in thousands, except per share data)

				(Unaudited)					
	For the Years Ended			**2009**				2008	Q4-09 /
	December 31,		%	**Fourth**	Third	Second	First	Fourth	Q4-08
	2009	2008	Chg	**Quarter**	Quarter	Quarter	Quarter	Quarter	% Chg
Interest and dividend income									
Loans, including fees	**$47,081**	$53,259	*(12)*	**$11,793**	$11,786	$11,856	$11,646	$12,268	*(3.9)*
Loans held for sale	**-**	60	*(100)*	**-**	-	-	-	8	*(100)*
Investment securities	**3,419**	3,081	*11*	**668**	932	894	905	817	*(18)*
Deposits with banks	**45**	149	*(70)*	**9**	11	12	13	18	*(50)*
Federal funds sold	**18**	133	*(86)*	**6**	8	2	2	16	*(63)*
Total interest and dividend income	**50,563**	56,682	*(11)*	**12,496**	12,737	12,764	12,566	13,127	*(4.8)*
Interest expense									
Deposits	**16,454**	21,842	*(25)*	**3,652**	4,057	4,264	4,481	4,969	*(27)*
Short-term borrowings & sub debt	**1,502**	2,303	*(35)*	**446**	354	338	364	543	*(22)*
FHLB advances	**302**	294	*2.7*	**83**	86	78	55	80	*3.8*
Total interest expense	**18,258**	24,439	*(25)*	**4,181**	4,497	4,680	4,900	5,592	*(25)*
Net interest income	**32,305**	32,243	*0.2*	**8,315**	8,240	8,084	7,666	7,535	*10*
Provision for loan losses	**13,065**	6,000	*118*	**2,560**	3,560	3,225	3,720	2,270	*(13)*
Net interest income after the provision for loan losses	**19,240**	26,243	*(27)*	**5,755**	4,680	4,859	3,946	5,265	*9.3*
Noninterest income									
Trust and asset management fees	**2,351**	2,832	*(17)*	**613**	580	571	587	675	*(9.2)*
Service charges on deposits	**1,809**	1,881	*(3.8)*	**464**	446	432	467	447	*3.8*
Mortgage related income, net	**432**	295	*46*	**92**	89	159	92	60	*53*
Other operating income	**1,238**	1,216	*1.8*	**322**	324	309	283	314	*2.5*
Gain on hedges	**873**	1,288	*(32)*	**48**	184	245	396	574	*(92)*
Gain on sale of securities	**2,119**	163	*NM*	**1,141**	604	190	184	29	*NM*
Total noninterest income	**8,822**	7,675	*15*	**2,680**	2,227	1,906	2,009	2,099	*28*
Noninterest expense									
Salaries and employee benefits	**12,146**	13,584	*(11)*	**2,859**	2,938	2,998	3,351	3,095	*(7.6)*
Occupancy and equipment	**3,716**	3,884	*(4.3)*	**1,014**	1,242	452	1,008	1,118	*(9.3)*
Information technology	**1,810**	1,633	*11*	**469**	452	451	438	421	*11*
Loss on sale of foreclosed assets	**2,538**	142	*NM*	**1,269**	220	885	164	141	*NM*
Other operating expense	**6,768**	5,499	*23*	**1,677**	1,624	1,953	1,514	1,431	*17*
Total noninterest expense	**26,978**	24,742	*9.0*	**7,288**	6,476	6,739	6,475	6,206	*17*
Income (loss) before income taxes	**1,084**	9,176	*(88)*	**1,147**	431	26	(520)	1,158	*(0.9)*
Income tax expense (benefit)	**155**	3,170	*(95)*	**385**	85	(80)	(235)	380	*1.3*
Net income (loss)	**$ 929**	$ 6,006	*(85)*	**$ 762**	$ 346	$ 106	$ (285)	$ 778	*(2.1)*
Net income (loss) per share:									
Basic	**$ 0.16**	$ 1.01	*(84)*	**$ .13**	$ 0.06	$ 0.02	$ (0.05)	$ .13	*0.0*
Diluted	**$ 0.16**	$ 1.01	*(84)*	**$ .13**	$ 0.06	$ 0.02	$ (0.05)	$ .13	*0.0*
Average basic shares (000s)	**5,933**	5,930	*0.1*	**5,932**	5,932	5,932	5,933	5,933	*0.0*
Average diluted shares (000s)	**5,936**	5,947	*(0.2)*	**5,937**	5,936	5,936	5,937	5,942	*(0.1)*
Performance Ratios									
Return on average equity	**1.16%**	7.60%	*(85)*	**3.80%**	1.73%	0.53%	(1.43)%	3.86%	*(1.6)*
Return on average assets	**0.09%**	0.63%	*(86)*	**0.29%**	0.13%	0.04%	(0.12)%	0.31%	*(6.5)*
Net interest margin	**3.46%**	3.58%	*(3.4)*	**3.47%**	3.47%	3.52%	3.36%	3.24%	*7.1*
Efficiency ratio	**65.60%**	61.98%	*5.8*	**66.28%**	61.87%	67.46%	66.93%	64.42%	*2.9*
Average equity	**79,804**	78,998	*1.0*	**79,459**	79,302	79,606	80,873	80,138	*(0.8)*
Average assets	**1,018,470**	960,260	*6.1*	**1,038,328**	1,026,871	1,005,112	1,003,068	991,368	*4.7*
Average interest-earning assets	**935,617**	898,295	*4.2*	**951,258**	943,236	922,073	925,531	922,642	*3.1*

The Savannah Bancorp, Inc. and Subsidiaries
Selected Financial Condition Highlights – Five-Year Comparison
($ in thousands, except per share data)
(Unaudited)

	2009	2008	2007	2006	2005
Selected Average Balances					
Assets	$ 1,018,470	$ 960,260	$ 869,026	$ 769,917	$ 685,163
Interest-earning assets	935,617	898,295	830,900	734,470	655,632
Loans held for sale	-	765	1,299	7,842	23,033
Loans, net of unearned income	841,033	821,673	754,490	658,750	565,131
Securities	81,282	62,019	58,910	50,600	41,300
Other interest-earning assets	13,302	13,838	16,201	17,278	26,168
Interest-bearing deposits	777,763	701,045	628,310	542,375	487,493
Borrowed funds	71,967	88,553	70,939	62,255	55,255
Total interest-bearing liabilities	849,730	789,598	699,249	604,630	542,748
Noninterest-bearing deposits	82,406	83,678	91,367	96,113	89,386
Total deposits	860,169	784,723	719,677	638,488	576,879
Shareholders' equity	79,804	78,998	71,516	61,766	47,428
Loan to deposit ratio – average	98%	105%	105%	103%	98%
Selected Financial Data at Year-End					
Assets	$ 1,050,188	$ 1,007,284	$ 932,459	$ 843,514	$ 717,901
Interest-earning assets	959,219	931,448	878,992	803,927	685,531
Loans held for sale	-	291	180	914	10,473
Loans, net of unearned income	883,886	864,974	808,651	720,918	613,667
Deposits	884,569	832,015	764,218	706,824	600,510
Interest-bearing liabilities	883,527	837,558	759,597	669,974	558,116
Shareholders' equity	79,026	80,932	76,272	66,574	58,543
Loan to deposit ratio	100%	104%	106%	102%	102%
Shareholders' equity to total assets	7.52%	8.03%	8.18%	7.89%	8.15%
Dividend payout ratio	118.19%	49.38%	36.73%	25.92%	25.53%
Risk-based capital ratios:					
Tier 1 capital to risk-weighted assets	10.23%	10.28%	10.49%	11.09%	11.52%
Total capital to risk-weighted assets	11.49%	11.54%	11.74%	12.34%	12.77%
Loan Quality Data					
Nonperforming assets	$ 42,476	$ 35,703	$ 19,535	$ 2,776	$ 1,357
Nonperforming loans	34,147	27,603	17,424	2,231	1,357
Net charge-offs	8,687	5,564	765	444	76
Allowance for loan losses	17,678	13,300	12,864	8,954	7,813
Allowance for loan losses to total loans	2.00%	1.54%	1.59%	1.24%	1.27%
Nonperforming loans to loans	3.86%	3.19%	2.15%	0.31%	0.22%
Nonperforming assets to total assets	4.04%	3.54%	2.09%	0.33%	0.19%
Net charge-offs to average loans	1.03%	0.68%	0.01%	0.07%	0.01%
Per Share Data at Year-End (a)					
Book value	$ 13.32	$ 13.64	$ 12.88	$ 11.52	$ 10.20
Tangible book value	12.90	13.19	12.40	11.52	10.20
Common stock closing price (Nasdaq)	8.00	8.85	17.14	27.25	28.38
Common shares outstanding (000s)	5,932	5,933	5,924	5,781	5,739

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

The Savannah Bancorp, Inc. and Subsidiaries
Selected Operating Highlights – Five-Year Comparison
($ in thousands, except per share data)
(Unaudited)

	2009	2008	2007	2006	2005
Summary of operations					
Interest income - taxable equivalent	**$ 50,595**	$ 56,714	$ 63,414	$ 55,347	$ 42,544
Interest expense	**18,258**	24,439	30,282	22,737	14,679
Net interest income - taxable equivalent	**32,337**	32,275	33,132	32,610	27,865
Taxable equivalent adjustment	**(32)**	(32)	(156)	(158)	(186)
Net interest income	**32,305**	32,243	32,976	32,452	27,679
Provision for loan losses	**13,065**	6,000	4,675	1,585	1,500
Net interest income after provision for loan losses	**19,240**	26,243	28,301	30,867	26,179
Noninterest income					
Trust and asset management fees	**2,351**	2,832	1,513	658	501
Service charges on deposit accounts	**1,809**	1,881	1,383	1,526	1,622
Mortgage related income, net	**432**	295	615	886	1,292
Other operating income	**1,238**	1,216	1,242	1,233	979
Gain on hedges	**873**	1,288	-	-	-
Gain on sale of securities	**2,119**	163	-	-	-
Total noninterest income	**8,822**	7,675	4,753	4,303	4,394
Noninterest expense					
Salaries and employee benefits	**12,146**	13,536	11,846	10,852	9,530
Occupancy and equipment	**3,716**	3,884	3,294	2,920	2,199
FDIC deposit insurance	**1,886**	653	251	78	72
Information technology	**1,810**	1,633	1,616	1,525	1,244
Loss on sale of foreclosed assets	**2,538**	142	44	-	7
Other operating expense	**4,882**	4,894	4,132	4,578	3,601
Total noninterest expense	**26,978**	24,742	21,183	19,953	16,653
Income before income taxes	**1,084**	9,176	11,871	15,217	13,920
Income tax expense	**155**	3,170	4,235	5,215	4,880
Net income	**$ 929**	$ 6,006	$ 7,636	$ 10,002	$ 9,040
Net income per share: (a)					
Basic	**$ 0.16**	$ 1.01	$ 1.31	$ 1.73	$ 1.68
Diluted	**$ 0.16**	$ 1.01	$ 1.29	$ 1.70	$ 1.63
Cash dividends paid per share	**$ 0.185**	$ 0.50	$ 0.48	$ 0.45	$ 0.43
Average basic shares outstanding (000s)	**5,933**	5,930	5,850	5,765	5,396
Average diluted shares outstanding (000s)	**5,936**	5,947	5,922	5,876	5,531
Performance ratios					
Net interest margin	**3.46%**	3.58%	3.99%	4.44%	4.25%
Return on average assets	**0.09%**	0.63%	0.88%	1.30%	1.32%
Return on average equity	**1.16%**	7.60%	10.68%	16.19%	19.06%
Efficiency ratio	**65.60%**	61.98%	56.15%	54.29%	51.92%

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

The Savannah Bancorp, Inc. and Subsidiaries
Selected Quarterly Data – 2009 and 2008
($ in thousands, except per share data)
(Unaudited)

Condensed Quarterly Income Statements

The following is a summary of unaudited quarterly results for 2009 and 2008:

	2009				2008			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Net interest income	$8,315	$8,240	$8,084	$7,666	$7,535	$8,251	$8,386	$8,071
Provision for loan losses	2,560	3,560	3,225	3,720	2,270	1,505	1,155	1,070
Net interest income after provision for loan losses	5,755	4,680	4,859	3,946	5,265	6,746	7,231	7,001
Noninterest income	2,680	2,227	1,906	2,009	2,099	2,038	1,774	1,764
Noninterest expense	7,288	6,476	6,739	6,475	6,206	6,251	6,134	6,151
Income (loss) before income taxes	1,147	431	26	(520)	1,158	2,533	2,871	2,614
Income tax expense (benefit)	385	85	(80)	(235)	380	895	985	910
Net income (loss)	$ 762	$ 346	$ 106	$ (285)	$ 778	$1,638	$1,886	$1,704
Per share:								
Net income (loss) – basic	$ 0.13	$ 0.06	$ 0.02	$(0.05)	$ 0.13	$ 0.28	$ 0.32	$ 0.29
Net income (loss) – diluted	$ 0.13	$ 0.06	$ 0.02	$(0.05)	$ 0.13	$ 0.28	$ 0.32	$ 0.29
Dividends	$ .020	$ .020	$ .020	$ .125	$ .125	$ .125	$ .125	$ .125
Average shares (000s)								
Basic	5,932	5,932	5,932	5,933	5,933	5,930	5,931	5,928
Diluted	5,937	5,936	5,936	5,937	5,942	5,943	5,952	5,951

Quarterly Market Values of Common Shares

The Company's common stock was sold in an initial public offering on April 10, 1990. It is traded on the NASDAQ Global Market under the symbol SAVB. The quarterly high, low and closing stock trading prices for 2009 and 2008 are listed below. There were approximately 640 holders of record of Company Common Stock and, according to information available to the Company, approximately 1,150 additional shareholders in street name through brokerage accounts at December 31, 2009.

	2009				2008			
Closing Market Prices	Fourth	Third	Second	First	Fourth	Third	Second	First
High	$9.25	$8.50	$10.93	$10.00	$13.35	$15.00	$18.73	$18.49
Low	7.00	6.65	6.65	6.00	8.57	11.89	12.75	15.76
Close	8.00	8.10	6.65	7.01	8.85	13.25	13.00	17.50

The Savannah Bancorp, Inc. and Subsidiaries
Allowance for Loan Losses and Nonperforming Loans
(Unaudited)

	2009				2008
	Fourth	Third	Second	First	Fourth
($ in thousands)	**Quarter**	Quarter	Quarter	Quarter	Quarter
Allowance for loan losses					
Balance at beginning of period	**$ 16,880**	$ 15,597	$ 15,309	$ 13,300	$ 12,390
Provision for loan losses	**2,560**	3,560	3,225	3,720	2,270
Net charge-offs	**(1,762)**	(2,277)	(2,937)	(1,711)	(1,360)
Balance at end of period	**$ 17,678**	$ 16,880	$ 15,597	$ 15,309	$ 13,300
As a % of loans	**2.00%**	1.95%	1.81%	1.77%	1.54%
As a % of nonperforming loans	**51.77%**	64.92%	56.99%	63.27%	48.18%
As a % of nonperforming assets	**41.62%**	46.56%	46.22%	47.05%	37.25%
Net charge-offs as a % of average loans (a)	**0.83%**	1.07%	1.41%	0.82%	0.65%
Risk element assets					
Nonaccruing loans	**$ 32,545**	$ 25,694	$ 24,994	$ 23,927	$ 26,277
Loans past due 90 days – accruing	**1,602**	307	2,374	268	1,326
Total nonperforming loans	**34,147**	26,001	27,368	24,195	27,603
Other real estate owned	**8,329**	10,252	6,377	8,342	8,100
Total nonperforming assets	**$ 42,476**	$ 36,253	$ 33,745	$ 32,537	$ 35,703
Loans past due 30-89 days	**$ 5,182**	$ 8,122	$ 6,670	$ 16,906	$ 8,269
Nonperforming loans as a % of loans	**3.86%**	3.00%	3.17%	2.80%	3.19%
Nonperforming assets as a % of loans and other real estate owned	**4.76%**	4.13%	3.88%	3.73%	4.09%
Nonperforming assets as a % of assets	**4.04%**	3.48%	3.31%	3.25%	3.54%

(a) Annualized

The Savannah Bancorp, Inc. and Subsidiaries
Regulatory Capital Ratios

The banking regulatory agencies of The Savannah Bancorp, Inc. and Subsidiary Banks have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the Federal Deposit Insurance Corporation ("FDIC") has adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company's and the Subsidiary Banks' financial statements. The following table shows the capital ratios for the Company and the Subsidiary Banks at December 31, 2009 and 2008:

($ in thousands)	Company		Savannah		Bryan	
	2009	2008	2009	2008	2009	2008
Qualifying Capital						
Tier 1 capital	$85,443	$85,356	$60,461	$54,665	$21,672	$20,553
Total capital	95,970	95,767	68,076	61,434	24,261	23,176
Leverage Ratios						
Tier 1 capital to average assets	8.23%	8.61%	7.93%	8.39%	8.57%	8.62%
Risk-based Ratios						
Tier 1 capital to risk-weighted assets	10.23%	10.28%	9.95%	10.13%	10.48%	9.80%
Total capital to risk-weighted assets	11.49%	11.54%	11.20%	11.38%	11.74%	11.05%

Following are the regulatory capital ratios minimum ratio and the minimum ratios to be classified as a well-capitalized holding company or bank:

Regulatory Capital Guidelines:	Well-Capitalized	Minimum
Tier 1 capital to average assets	5.00%	4.00%
Tier 1 capital to risk-weighted assets	6.00%	4.00%
Total capital to risk-weighted assets	10.00%	8.00%

Loan Concentration Schedule

($ in thousands)	12/31/09	% of Total	12/31/08	% of Total	% Dollar Change
Non-residential real estate					
Owner-occupied	$ 137,439	16	$ 137,742	16	(0.2)
Non owner-occupied	159,091	18	124,502	14	28
Construction	5,352	1	26,965	3	(80)
Commercial land and lot development	47,080	5	42,590	5	11
Total non-residential real estate	348,962	40	331,799	38	5.2
Residential real estate					
Owner-occupied – 1-4 family	95,741	11	89,774	10	6.6
Non owner-occupied – 1-4 family	158,172	18	147,396	17	7.3
Construction	27,061	3	43,431	5	(38)
Residential land and lot development	92,346	10	98,715	12	(6.5)
Home equity lines	57,527	6	55,092	6	4.4
Total residential real estate	430,847	48	434,408	50	(0.8)
Total real estate loans	779,809	88	766,207	88	1.8
Commercial	89,379	10	81,348	10	9.9
Consumer	14,971	2	17,628	2	(15)
Unearned fees, net	(273)	-	(209)	-	31
Total loans, net of unearned fees	$ 883,886	100	$ 864,974	100	2.2

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis - 2009 and 2008

Average Balance		Average Rate			Taxable-Equivalent Interest (b)		Vari-ance	(a) Variance Attributable to	
2009	2008	2009	2008		2009	2008		Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 5,963	$ 7,033	0.75	2.11	Interest-bearing deposits	$ 45	$ 149	$ (104)	$ (96)	$ (8)
77,844	60,136	4.20	4.98	Investments - taxable	3,273	3,002	271	(469)	740
3,438	1,883	4.94	5.46	Investments - non-taxable	170	103	67	(10)	77
7,339	6,805	0.25	1.95	Federal funds sold	18	133	(115)	(116)	1
-	765	-	7.82	Loans held for sale	-	60	(60)	-	(60)
841,033	821,673	5.60	6.47	Loans (c)	47,089	53,267	(6,178)	(7,149)	971
935,617	898,295	5.41	6.30	Total interest-earning assets	50,595	56,714	(6,119)	(7,995)	1,876
82,853	61,965			Noninterest-earning assets					
$1,018,470	$960,260			Total assets					
				Liabilities and equity					
				Deposits					
$ 123,715	$120,661	0.46	1.15	NOW accounts	572	1,396	(824)	(833)	9
16,071	15,488	0.65	0.88	Savings accounts	104	137	(33)	(36)	3
131,402	128,826	1.74	2.38	Money market accounts	2,281	3,079	(798)	(824)	26
86,044	68,464	1.48	2.66	MMA - institutional	1,272	1,827	(555)	(808)	253
157,923	147,576	3.32	4.52	CDs, $100M or more	5,239	6,685	(1,446)	(1,771)	325
117,120	85,790	2.01	3.49	CDs, broker	2,356	2,998	(642)	(1,270)	628
145,488	134,240	3.18	4.25	Other time deposits	4,630	5,720	(1,090)	(1,436)	346
777,763	701,045	2.12	3.11	Total interest-bearing deposits	16,454	21,842	(5,388)	(6,940)	1,552
47,675	67,979	2.39	2.44	Short-term borrowings	1,140	1,661	(521)	(34)	(487)
13,982	10,264	2.16	2.86	FHLB advances – long-term	302	294	8	(72)	80
10,310	10,310	3.51	6.21	Subordinated debt	362	642	(280)	(278)	(2)
849,730	789,598	2.15	3.09	Total interest-bearing liabilities	18,258	24,439	(6,181)	(7,422)	1,241
82,406	83,678			Noninterest-bearing deposits					
6,530	7,986			Other liabilities					
79,804	78,998			Shareholders' equity					
$1,018,470	$960,260			Liabilities and equity					
		3.26	3.21	Interest rate spread					
		3.46	3.58	Net interest margin					
				Net interest income	$32,337	$32,275	$ 62	$(573)	$ 635
$ 85,887	$108,697			Net earning assets					
$860,169	$784,723			Average deposits					
		1.91	2.78	Average cost of deposits					
98%	105%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $32 in 2009 and 2008.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – Fourth Quarter, 2009 and 2008

Average Balance		Average Rate			Taxable-Equivalent Interest (b)		Vari- ance	(a) Variance Attributable to	
QTD 2009	QTD 2008	QTD 2009	QTD 2008		QTD 2009	QTD 2008		Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 6,732	$ 9,998	0.53	0.71	Interest-bearing deposits	$ 9	$ 18	($9)	$ (5)	$ (4)
81,189	67,557	3.04	4.70	Investments - taxable	622	800	(178)	(283)	105
6,677	1,792	4.28	5.09	Investments - non-taxable	72	23	49	(4)	53
10,535	7,366	0.23	0.86	Federal funds sold	6	16	(10)	(12)	2
-	159	-	19.96	Loans held for sale	-	8	(8)	-	(8)
846,125	835,770	5.53	5.82	Loans (c)	11,795	12,270	(475)	(611)	136
951,258	922,642	5.22	5.65	Total interest-earning assets	12,504	13,135	(631)	(1,000)	369
87,070	68,726			Noninterest-earning assets					
$1,038,328	$991,368			Total assets					
				Liabilities and equity					
				Deposits					
$127,193	$127,757	0.40	0.79	NOW accounts	129	254	(125)	(126)	1
16,563	14,636	0.50	0.89	Savings accounts	21	33	(12)	(14)	2
152,898	106,073	1.67	2.06	Money market accounts	645	550	95	(104)	199
74,627	81,776	1.13	2.26	MMA - institutional	212	466	(254)	(233)	(21)
163,595	143,900	2.89	4.05	CDs, $100M or more	1,193	1,468	(275)	(421)	146
115,520	107,637	1.38	3.11	CDs, broker	402	843	(441)	(469)	28
151,359	142,450	2.75	3.77	Other time deposits	1,050	1,355	(305)	(366)	61
801,755	724,229	1.81	2.72	Total interest-bearing deposits	3,652	4,969	(1,317)	(1,661)	344
40,162	73,959	3.66	2.00	Short-term borrowings	370	372	(2)	309	(311)
15,664	11,609	2.10	2.73	FHLB advances – long-term	83	80	3	(18)	21
10,310	10,310	2.92	6.58	Subordinated debt	76	171	(95)	(95)	-
867,891	820,107	1.91	2.71	Total interest-bearing liabilities	4,181	5,592	(1,411)	(1,654)	243
84,320	83,506			Noninterest-bearing deposits					
6,658	7,617			Other liabilities					
79,459	80,138			Shareholders' equity					
$1,038,328	$991,368			Liabilities and equity					
		3.31	2.94	Interest rate spread					
		3.47	3.24	Net interest margin					
				Net interest income	$8,323	$7,543	$ (780)	$ 654	$ 126
$ 83,367	$102,535			Net earning assets					
$886,075	$807,735			Average deposits					
		1.64	2.44	Average cost of deposits					
95%	103%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.
(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $8 in the fourth quarter 2009 and 2008, respectively.
(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
For the Three Years Ended December 31, 2009
($ in thousands, except share data)

	December 31,		
	2009	2008	2007
Common shares issued			
Shares, beginning of year	**5,933,789**	5,923,797	5,781,381
Common stock issued	**-**	6,211	78,000
Exercise of options	**-**	3,781	64,416
Shares, end of year	**5,933,789**	5,933,789	5,923,797
Treasury shares owned			
Shares, beginning of year	**318**	318	318
Unvested restricted stock	**1,125**	-	-
Shares, end of year	**1,443**	318	318
Common stock			
Balance, beginning of year	**$ 5,934**	$ 5,924	$ 5,781
Common stock issued	**-**	6	78
Exercise of options	**-**	4	65
Balance, end of year	**5,934**	5,934	5,924
Additional paid-in capital			
Balance, beginning of year	**38,516**	38,279	35,747
Common stock issued, net of issuance costs	**-**	68	1,702
Stock-based compensation, net	**89**	137	147
Exercise of options	**-**	32	683
Balance, end of year	**38,605**	38,516	38,279
Retained earnings			
Balance, beginning of year	**33,552**	30,512	25,681
Net income	**929**	6,006	7,636
Dividends paid	**(1,098)**	(2,966)	(2,805)
Balance, end of year	**33,383**	33,552	30,512
Treasury stock			
Balance, beginning and end of year	**(4)**	(4)	(4)
Accumulated other comprehensive income (loss), net			
Balance, beginning of year	**2,934**	1,561	(631)
Change in unrealized gains/losses on securities available for sale, net of tax	**(531)**	842	662
Change in fair value and gains on termination of derivative instruments, net of tax	**(1,295)**	531	1,530
Balance, end of year	**1,108**	2,934	1,561
Total shareholders' equity	**$ 79,026**	$ 80,932	$ 76,272